As filed with the Securities and Exchange Commission on February 11, 2016

Registration No. 333-208735

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PROTEOSTASIS THERAPEUTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	2834	20-8436652
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

200 Technology Square, 4th Floor

Cambridge, Massachusetts 02139

(617) 225-0096

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Meenu Chhabra

President and Chief Executive Officer

Proteostasis Therapeutics, Inc.

200 Technology Square, 4th Floor

Cambridge, Massachusetts 02139

(617) 225-0096

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom, Esq. John M. Mutkoski, Esq. Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000	Meenu Chhabra Chief Executive Officer Proteostasis Therapeutics, Inc. 200 Technology Square, 4th Floor Cambridge, Massachusetts 02139 (617) 225-0096	Patrick O’Brien, Esq. Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02188 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☒ 333-208735

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 (this “Amendment”) relates to the Registrant’s Registration Statement on Form S-1 (File No. 333-208735), as amended, declared effective on February 10, 2016 by the Securities and Exchange Commission. The Registrant is filing this Amendment for the sole purpose of replacing Exhibit 5.1 to the Registration Statement. This Amendment does not modify any provision of Part I or Part II of the Registration Statement other than Item 16(a) of Part II as set forth below.

PART II

Information not required in prospectus

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on the 11th day of February, 2016.

PROTEOSTASIS THERAPEUTICS, INC.

By:	/s/ Meenu Chhabra

Meenu Chhabra
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 11th day of February, 2016.

Signature	Title	Date

/s/ Meenu Chhabra Meenu Chhabra	President, Chief Executive Officer and Director (Principal Executive Officer)	February 11, 2016

* Lance Thibault, CPA	Interim Chief Financial Officer (Principal Financial Officer)	February 11, 2016

* Romeo Mirzac, CPA	Principal Accounting Officer	February 11, 2016

* Christopher K. Mirabelli, Ph.D.	Chairman of the Board of Directors	February 11, 2016

* M. James Barrett, Ph.D.	Director	February 11, 2016

* Jeffery W. Kelly, Ph.D.	Director	February 11, 2016

* Christopher T. Walsh, Ph.D.	Director	February 11, 2016

* Conor M. Walshe	Director	February 11, 2016

* By:	/s/ Meenu Chhabra
Meenu Chhabra
Attorney-in-fact

II-4

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement

3.1**	Certificate of Incorporation of the Registrant and the amendments thereto, as currently in effect

3.2**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering

3.3**	Amended and Restated By-laws of the Registrant, as currently in effect

3.4**	Form of Amended and Restated By-laws of the Registrant, to be in effect upon completion of the offering

4.1**	Specimen Common Stock Certificate

4.2**	Third Amended and Restated Stockholders’ Agreement, dated September 1, 2015

4.3**	Form of Preferred Stock Warrant

5.1	Opinion of Goodwin Procter LLP

10.1†**	Research, Development and Commercialization Agreement by and between the Registrant and Cystic Fibrosis Foundation Therapeutics, Inc., dated March 20, 2012, as amended on May 6, 2013, and January 1, 2014

10.2†**	Amended and Restated License Agreement by and between Registrant and President and Fellows of Harvard College, dated as of December 5, 2013

10.3†**	Collaborative Research, Development, Commercialization and License Agreement by and between the Registrant and Biogen Idec New Ventures Inc., dated as of December 5, 2013

10.4†**	Collaboration and License Agreement by and between Astellas Pharma Inc. and the Registrant, dated as of November 4, 2014, as amended May 1, 2015

10.5#**	2008 Equity Incentive Plan, as amended, and forms of award agreements thereunder

10.6#**	2016 Stock Option and Incentive Plan and forms of award agreements thereunder

10.7**	Lease by and between the Registrant and Are-Tech Square, LLC, dated March 31, 2009, as amended on April 16, 2009, March 9, 2011, and June 25, 2014

10.8**	Form of Indemnification Agreement, to be entered into between the Registrant and its officers and directors

10.9#**	Offer Letter by and between the Registrant and Meenu Chhabra, dated April 4, 2014

10.10#**	Senior Executive Cash Incentive Bonus Plan

10.11#**	Form of Offer Letter by and between the Registrant and the executive officers of the Registrant

10.12#**	Consulting Agreement by and between the Registrant and Dr. Jeffery W. Kelly, dated as of August 1, 2013

10.13**	Amendment No. 2 to Collaboration and License Agreement, by and between Astellas Pharma Inc. and the Registrant, dated as of August 5, 2015

10.14**	Amendment No. 3 to Collaboration and License Agreement, by and between Astellas Pharma Inc. and the Registrant, dated as of December 1, 2015

10.15#**	2016 Employee Stock Purchase Plan

10.16#**	Non-Employee Director Compensation Policy

23.1**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

Exhibit No.	Description

23.2	Consent of Goodwin Procter LLP (included in Exhibit 5.1)

24.1**	Power of Attorney (included on signature page)

99.1**	Consent of Director Nominee (Franklin M. Berger, CFA)

99.2**	Consent of Director Nominee (Helen Boudreau)

**	Previously filed
†	Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.
#	Represents management contract or compensation plan, contract or agreement.